

October 18, 2011

Via E-mail
Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Suite 2315, Kuntai International Mansion Building
Yi No. 12, Chaoyangmenwai Ave.
Chaoyang District, Beijing, China 100020

> **Re:** **General Steel Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 1-33717**

Dear Mr. Chen:

We have reviewed your response letter dated September 19, 2011 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   We note your response to prior comment one from our letter dated July 14, 2011. Please tell us what consideration you have given to revising your Form 10-K for the fiscal year ended December 31, 2010 to provide the parent only financial information required by Rule 5-04 of Regulation S-X.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Net Income (Loss) Before Noncontrolling Interest, page 35

2.   We note your response to our prior comment two. Please provide us with a more specific and comprehensive discussion regarding how you calculated your net income attributable to noncontrolling interests in fiscal 2010. In this regard, please further explain the impact of subsidiaries in the Longmen Joint Venture.

Liquidity and Capital Resources, page 39

Cash Flow, page 39

3.   We note your response to prior comment five from our letter dated July 14, 2011. We remind you to also quantify the reasons you have provided for the material fluctuations in your draft disclosure, as indicated in our previous comment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Note 20 – Subsequent Events, page 38

4.   We note your response to prior comment nine, from our letter dated July 14, 2011 and have the following additional comments:
- Please clarify whether the crude steel produced from the pooled assets will be your inventory that is intended for sale and if it is your intention to record 100% of the revenue of such sales of the crude steel produced, with 40% of the pre-tax profits being provided to Shaanxi Steel.
- Please provide us with a specific and comprehensive discussion regarding why you believe it is appropriate to record the profit sharing of 40% of the crude steel produced and sold as a finance expense related to the capital lease.
- Provide us with your current assessment of the appropriateness of your accounting for the compensation received from Shaanxi Steel Group.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

5.   Please file your Form 10-Q for the fiscal quarter ended June 30, 2011.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

        You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding these comments.


Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief


cc: Stephen D. Brook, Esq.
        Burns & Levinson LLP